UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

 (Mark One)

    ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

    ☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file Number: 0-14951

BUTLER INTERNATIONAL, INC. 401(k) PLAN
(Full name of plan)

BUTLER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	06-1154321
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

110 Summit Avenue, Montvale, New Jersey 07645
(Address of principal executive offices and zip code)

(201) 573-8000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the year ended December 31, 2004, consists of audited financial statements of Butler International, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the related supplemental schedules thereto.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled "Required Information," the financial statements and supplemental schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2004 and 2003	5

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004	6

Notes to Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004	7 - 11

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	12

Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions for the Year Ended December 31, 2004	13

SIGNATURE	14

EXHIBIT INDEX	15

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Butler International, Inc. 401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of assets available for benefits of the Butler International, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of  (1) assets (held at end of year) as of December 31, 2004, and (2) delinquent participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

 /s/ Deloitte & Touche LLP
Parsippany, New Jersey
July 25, 2005

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
(in thousands)

	2004	2003
ASSETS
Investments:
Participant directed investments	$ 39,094	$ 35,510
Non-participant directed investments	7,158	2,168
Total investments	46,252	37,678

Receivables:
Employer contributions	278	432
Participant contributions	36	43
Total receivables	314	475

Assets available for benefits	$ 46,566	$ 38,153

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$ 8,076
Interest	48
Dividends	322
Net investment income	8,446

Contributions:
Participant	4,797
Employer	1,422
Total contributions	6,219

Total additions	14,665

Deductions from net assets attributed to:
Benefits paid to participants	6,177
Administrative expenses (Note 2 and 6)	73
Other	2

Total deductions	6,252

Increase in assets	8,413

Assets available for benefits:
Beginning of year	38,153

End of year	$ 46,566

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.       PLAN DESCRIPTION

The following description of the Butler International, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the plan document for a more detailed description.

General:

In November 1989, Butler International, Inc. (the "Company") established the Plan, which was adopted by its wholly owned subsidiaries.  The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company.  The Plan is a defined contribution plan covering all employees of the Company.  It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

The Employee Benefits Administrative Committee comprising up to three persons appointed by the Company's Board of Directors administers the Plan.  The trust department of an independent third-party bank is the Plan's Trustee.

Contributions:

Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions ("elective deferral contributions").  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code.  The Plan also provides that certain limitations may be imposed on participant's contributions in order to comply with statutory requirements.  Other liabilities include refunds of excess contributions to highly compensated employees. Participants direct the investments of their contributions into various investment options offered by the Plan.  The Plan currently offers 19 investment options, which include a bank collective trust fund, various mutual funds and the Butler Stock Fund, which principally consists of the Company's common stock.  Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system.  The changes or discontinuance will be effective as soon as it is administratively feasible.

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee.  Any such contributions are allocated to the participants' accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions.  As of September 1, 2002, the Company suspended its matching program.  On January 1, 2005, the Company restated its matching program.  In 2004, the Company made contributions of approximately $1,405,000 to the Plan in accordance with a customer contract.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance.  The loans are secured by the balance in the participant's account and bear interest at a rate of Prime plus 1 percent.  Principal and interest is paid ratably through payroll deductions.  Loans must be repaid within an agreed period but no more than five years.  However, if the loan is made for the purchase or construction of the participant's principal place of residence, the repayment period may be longer than five years.  Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004, Continued

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company's matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service.  The matching and discretionary contributions vest according to the following schedule:

Completed Years of Service	Percentage of Contribution Vested
Matching Contributions:
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Discretionary Contributions:
Less than 3 years	0%
3 years or more	100%

A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

Forfeited Accounts:

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture.  Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored.  Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company's future contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $191,000 and $32,000.  During 2004, approximately $184,000 from forfeited nonvested accounts were used to reduce Company contributions.

Payment of Benefits:

On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70 1/2 or the calendar year of participant's retirement.  Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2.  Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship.  Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500.  If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited.  A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment.  Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

Payment of Benefits

Benefits are recorded when paid.  There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Quoted market prices are used to value investments except for the collective trust fund.  Investments in the collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds.  The bank sponsoring the collective trust fund determines the unit value by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are allocated to Plan participants and paid by the Plan's sponsor as specified in the Plan Document.

3.       INVESTMENTS

The following presents investments that represent five percent or more of the Plan's assets at December 31, 2004 and 2003:

		2004	2003
	The Stable Value Fund, 313,743 and 307,241 shares, respectively	$ 11,079	$ 10,464
*	Butler Stock Fund, 1,343,527 and 1,435,588 shares, respectively	7,158	2,168
	MFS Emerging Growth Fund - Class A, 143,487 and 165,467 shares,
	respectively	4,586	4,678
**	Dryden Stock Index Fund - Class Z, 150,221 and 155,358 shares,
	respectively	4,050	3,851
	Templeton Foreign Fund - Class A, 261,333 and 277,005 shares,
	respectively	3,214	2,947
	AIM Balanced Fund - Class A, 111,665 and 127,594 shares,
	respectively	2,825	3,053
	Fidelity Advisor Growth Opportunities Fund - Class T, 78,090
	and 87,263 shares, respectively	2,385	2,499

*	Nonparticipant directed and party-in-interest
**	Party-in-interest

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004, Continued

During 2004, the Plan's investments (including gains and losses on investment brought and sold, as well as held during the year) appreciated in value by approximately $8,076,000 as follows:

Mutual funds	$ 2,855
Common stock	5,221
$ 8,076

4.       NON-PARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of changes in assets relating to the non-participant-directed investments as of December 31, 2004 and 2003, and for the year ended December 31, 2004 is as follows:

	2004	2003
Assets:
Butler Stock Fund	$ 7,158	$ 2,168

Changes in net assets:
Contributions	182
Interest	3
Net appreciation	5,221
Benefits paid to participants	(430)
Administrative expenses	(2)
Transfer from participant-directed investments	16
Net change	4,990
Butler Stock Fund - beginning of year	2,168
Butler Stock Fund - end of year	$ 7,158

5.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust, as amended through February 5, 2002, are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company ("Prudential").  Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  For the year ended December 31, 2004, fees paid by the Plan for administrative services amounted to approximately $73,000, which includes application and processing fees for participant loans.  Fees paid by the Plan for other investment management services are deducted from income earned on a daily basis on each fund and are not separately reflected.  Officers and employees of the Company perform certain administrative functions for the Plan.  No such officer or employee receives compensation from the Plan.  At December 31, 2004 and 2003, the Plan held 1,343,527 and 1,435,583 shares, respectively, of common stock of Butler International, Inc., the sponsoring employer, with a cost basis of approximately $6,399,687 and $6,859,216, respectively.  These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004, Continued

7.       NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions during the Plan years 1999 through 2002 in the amount of $8,935 to the trustee on February 10, 2004, which was later than required by DOL Regulation 2510.3-102. The Company plans to file Form 5330 with the IRS and pay the required excise tax on these transactions.  In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

8.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.  In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

9.       SUBSEQUENT EVENTS

The Company has not been able to file its Annual Report on Form 10-K for the year ended December 31, 2004 ("2004 Form 10-K") timely with the SEC.  Additional time was required to review the Company's accounting treatment of Chief Executive Magazine ("CE") and related receivables for the years ended December 31, 2004 and 2003.

On April 19, 2005, the Company received a Nasdaq Staff Determination Letter indicating the Company's securities are subject to delisting from Nasdaq at the opening of business on April 28, 2005, because the Company's 2004 Form 10-K was not filed and as a result the Company failed to comply with the requirements for continued listing set forth in Nasdaq's Marketplace Rule 4310(c)(14).  Effective at the opening of business on April 21, 2005, the fifth character "E" was appended to the Company's trading symbol and it was changed from BUTL to BUTLE.

The Company appeared before the Nasdaq Listing Qualifications Panel on May 26, 2005 to request a further extension of the deadline to file its 2004 Form 10-K.

On May 25, 2005, the Company received a notice from Nasdaq that as a result of not timely filing its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 ("3/31/2005 Form 10-Q") it is not in compliance with Nasdaq's listing requirements.  During the May 26th hearing, the Company also requested from Nasdaq a further extension for compliance under Rule 4310(c)(14) for filing its 3/31/2005 Form 10-Q.

On July 12, 2005, the Company received a notice from Nasdaq permitting its stock to continue to trade under the BUTLE symbol until July 29, 2005 so long as the 2004 Form 10-K and 3/31/2005 Form 10-Q are filed on or before that date and other listing requirements are met.

Additionally, as a result of not timely filing its 2004 Form 10-K and 3/31/2005 Form 10-Q, the Company is in default under its credit facility with General Electric Credit Corporation ("GECC").  2156: GECC has granted a waiver dated July 19, 2005 for not delivering the 2004 Form 10-K and 3/31/2005 Form 10-Q on a timely basis.   GECC is requiring that the Company file its 2004 Form 10-K within one week of the date of the waiver and file its 3/31/2005 Form 10-Q with in four weeks of the date of the waiver.  Additionally, GECC imposed a cap on the maximum amount of accounts payable and/or debt CE can have payable to the Company.  The cap is $10.6 million through December 31, 2005 and $10.4 million thereafter.

BUTLER INTERNATIONAL, INC. 401 (k) PLAN
PLAN SPONSOR: BUTLER INTERNATIONAL, INC.
PLAN SPONSOR EIN: 22-1712289
PLAN NUMBER: 010

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value

	The Stable Value Fund	Bank Collective Trust Fund - 313,743 shares	**	$ 11,079,024
*	The Prudential Insurance - LN AP Fund	Money Market Fund	**	94
	AIM Balanced Fund - Class A	Mutual Fund - 111,665 shares	**	2,825,124
	Alliance Bern Quasar Fund - Class A	Mutual Fund - 17,266 shares	**	403,502
	Dreyus Premier Core Value Fund - Class A	Mutual Fund - 9,419 shares	**	285,761
	Fidelity Advisor Growth Opportunities Fund - Class T	Mutual Fund - 78,090 shares	**	2,384,867
	Fidelity Advisor Value Strategies Fund - Class T	Mutual Fund - 51,849 shares	**	1,867,081
	MFS Emerging Growth Fund - Class A	Mutual Fund - 143,487 shares	**	4,585,858
	PIMCO PEA Renaissance Fund - Class A	Mutual Fund - 51,308 shares	**	1,365,819
*	Strategic Partners Equity Fund - Class A	Mutual Fund - 38,866 shares	**	596,986
*	Jennison Global Growth Fund - Class A	Mutual Fund - 45,973 shares	**	673,506
*	Dryden Global Total Return Fund - Class A	Mutual Fund - 58,802 shares	**	443,958
*	Dryden Government Income Fund - Class A	Mutual Fund - 133,694 shares	**	1,215,277
*	Dryden High-Yield Fund - Class A	Mutual Fund - 93,104 shares	**	552,104
*	Dryden Stock Index Fund - Class Z	Mutual Fund - 150,221 shares	**	4,049,965
	Seligman Global Smaller Companies Fund - Class A	Mutual Fund - 30,164 shares	**	460,301
	Templeton Foreign Fund - Class A	Mutual Fund - 261,333 shares	**	3,214,390
	The Growth Fund of America	Mutual Fund - 43,108 shares	**	1,180,287
	Van Kampen Equity Income Fund - Class A	Mutual Fund - 114,756 shares	**	989,195
*	Butler International, Inc.	Common Stock - 1,343,527 shares	$ 6,399,687	7,158,310
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from January 2005 to October 2033	**	920,657
				$ 46,252,065

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included.

BUTLER INTERNATIONAL, INC. 401 (k) PLAN
PLAN SPONSOR: BUTLER INTERNATIONAL, INC.
PLAN SPONSOR EIN: 22-1712289
PLAN NUMBER: 010

FORM 5500, SCHEDULE H, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIOONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

Relationship to Plan,
Identity of Party	Employer, or Other
Involved	Party-in-Interest	Description of Transactions	Amount

Butler International, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Reg 2510.3-102.	$ 8,935.31
	(a)	One participant contribution dated January 14, 1999 was deposited on February 10, 2004
	(b)	One participant contribution dated February 24, 1999 was deposited on February 10, 2004
	(c)	One participant contribution dated January 13, 2000 was deposited on February 10, 2004
	(d)	Two participant contributions dated December 27, 2000 were deposited on February 10, 2004
	(e)	One participant contribution dated December 29, 2000 was deposited on February 10, 2004
	(f)	Five participant contributions dated January 3, 2001 were deposited on February 10, 2004
	(g)	One participant contribution dated August 12, 2001 was deposited on February 10, 2004
	(h)	Six participant contributions dated January 7, 2002 were deposited on February 10, 2004
	(i)	Two participant contributions dated January 10, 2002 were deposited on February 10, 2004
	(j)	One participant contribution dated January 24, 2002 was deposited on February 10, 2004
	(k)	Nine participant contributions dated February 21, 2002 were deposited on February 10, 2004
	(l)	Six participant contributions dated January 7, 2002 were deposited on February 10, 2004
	(m)	One participant contribution dated May 9, 2002 was deposited on February 10, 2004
	(n)	One participant contribution dated February 20, 2003 was deposited on February 10, 2004

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER INTERNATIONAL, INC.
(Registrant)

July 25, 2005	By: /s/ Thomas J. Considine, Jr.
Thomas J. Considine, Jr.
Senior Vice President - Finance
and Chief Financial Officer

BUTLER INTERNATIONAL, INC. 401(k) PLAN
EXHIBIT LISTING

Exhibit No.

Description

23.1	Consent of Independent Registered Public Accounting Firm